Morgan Stanley Information Fund

77. E. Legal Matters
(1) Beginning October 25, 2002, purported class action complaints were filed in the United States District Court for the Southern District of New York against Morgan Stanley, the Fund, Morgan Stanley Investment Advisers Inc., and certain subsidiaries of Morgan Stanley alleging violations of federal securities laws in connection with the underwriting and management of the Fund. These actions have been consolidated into one action in which plaintiffs allege that Morgan Stanley analysts issued overly optimistic stock recommendations to obtain investment banking business, and that the desire to obtain investment banking business influenced decision made by the Fund Manager. A similar consolidated complaint has been filed with respect to the Technology Fund. Both consolidated complaints have been stayed on consent pending a decision by the United State Court of Appeals for the Second Court on the appeal by plaintiffs from a decision dismissing a very similar complaint filed against another mutual funds complex. The Fund and Morgan Stanley believe these lawsuits have no merit. The ultimate outcome of these matters is not presently determinable and no provision has been made in the Fund's financial statements for the effect, if any, of such matters. The Investment Manager has agreed to indemnify the Fund against any losses and claims associated with the Technology Fund complaint.